Exhibit 3.1

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF

BALTIC TRADING LIMITED

PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

The undersigned, for the purpose of forming a corporation pursuant to the provisions of the Marshall Islands Business Corporations Act (the “BCA”), does hereby make, subscribe, acknowledge and file with the Registrar of Corporations this instrument for that purpose, as follows:

A.	The name of the Corporation shall be:

BALTIC TRADING LIMITED (hereinafter, the “Corporation”).

B.	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

C.	The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

D.	The aggregate number of shares of stock that the Corporation is authorized to issue is five hundred (500) registered shares of Common Stock, par value $0.01 per share. No holder of shares of capital stock of the Corporation shall be entitled to preemptive or subscriptive rights.

E.	The Corporation is to have perpetual existence and shall have every power which a corporation now or hereafter organized under the BCA may have.

F.	The name and address of the incorporator is:

Name	Post Office Address
Majuro Nominees Ltd.	P.O. Box 1405 Majuro Marshall Islands

G.	The Board of Directors of the Corporation as well as the shareholders of the Corporation shall each have the authority to adopt, amend or repeal the bylaws of the Corporation.

H.	A director (including any former director) of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any breach of duty in such capacity except that the liability of a director (including any former director) shall not be eliminated or limited: (a) for any breach of such director’s duty of loyalty to the Corporation or its shareholders; (b) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (c) for any transaction from which such director derived an improper personal benefit.  If the BCA hereafter is amended to authorize the further elimination or limitation of the liability of directors (including any former director) for actions taken or omitted to be taken then the liability of a director (including any former director) of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended BCA in respect of actions or omissions to act which occurred during any period to which the BCA’s amended provisions pertain.  Any repeal or modification of this Section H by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of the director (including any former director) existing at the time of such repeal or modification.